Exhibit 99.1

IM TOPCO, LLC

(A Limited Liability Company)

Financial Statements as of December 31, 2023 and for the Year Ended December 31, 2023
Independent Auditor’s Report

IM TOPCO, LLC

(A Limited Liability Company)

INDEPENDENT AUDITOR’S REPORT

To the Members of:

IM TOPCO, LLC

Opinion

We have audited the financial statements of IM TOPCO, LLC, which comprise the balance sheet as of December 31, 2023, and the related statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of IM TOPCO, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of IM TOPCO, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about IM TOPCO, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of IM TOPCO, LLC’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about IM TOPCO, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/Marcum LLP

New York, NY

November 26, 2024

IM TOPCO, LLC

(A Limited Liability Company)

Balance Sheets

December 31, 2023

($ thousands)

ASSETS
Current assets:
Cash	$2,587
Accounts receivable	2,173
Prepaid expenses and other current assets	75
Total current assets	4,835
Intangibles, net	55,134
Long term receivables	82
Total assets	$60,051
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$377
Income tax payable	104
Deferred license revenue	19
Total current liabilities	500
Deferred tax liabilities, net	662
Total liabilities	1,162
Members’ equity	58,889
Total liabilities and members’ equity	$60,051

See accompanying notes.

IM TOPCO, LLC

(A Limited Liability Company)

Statements of Operations

For the Year Ended December 31, 2023

($ thousands)

Revenue	$12,119
Operating expenses:
Selling, general and administrative	6,384
Amortization	6,867
Operating expenses, total	13,251
Loss from operations	(1,132)
Interest income	(53)
Loss before taxes	(1,079)
Benefit for income taxes	(43)
Net Loss	$(1,036)

See accompanying notes.

IM TOPCO, LLC

(A Limited Liability Company)

Statements of Members’ Equity

For the Year ended December 31, 2023

($ thousands)

		Retained
	Contributed	Earnings	Total Members’
	Capital	(Deficit)	Equity
Balance, December 31, 2022	$65,351	$316	$65,667
Member distributions	(4,877)	—	(4,877)
Equity grants	60	—	60
Prior period adjustment	—	(925)	(925)
Net loss	—	(1,036)	(1,036)
Balance, December 31, 2023	$60,534	$(1,645)	$58,889

See accompanying notes.

IM TOPCO, LLC

(A Limited Liability Company)

Statements of Cash Flows

For the Year Ended December 31, 2023

($ thousands)

For the Year Ended
December 31, 2023
Cash flows from operating activities:
Net loss	$(1,036)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	6,867
Noncash equity compensation	60
Deferred income tax (benefit)	662
Prior period adjustment	(925)
Changes in operating assets and liabilities:
Increase in accounts receivable	38
Increase in other assets	(87)
Increase in accounts payable, accrued expenses and income taxes payable	230
Increase in deferred revenue	(37)
Net cash provided by operating activities	5,772
Cash flows from investing activities:
Investment in intangible assets	(3)
Net cash used in investing activities	(3)
Cash flows from financing activities:
Member distributions	(4,877)
Net cash used in financing activities	(4,877)
Net increase in cash	892
Cash, beginning of period	1,695
Cash, end of period	$2,587

See accompanying notes.

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2023

Note 1 – Organization and Nature of Operations

IM Topco, LLC (the “Company”) engages in the design, licensing, and marketing of the Isaac Mizrahi family of brands (the “Isaac Mizrahi Brands”) with a focus on a variety of product categories featuring the Isaac Mizrahi Brands. The Company operates in a “working capital light” business model, licensing the Isaac Mizrahi Brand to generate royalties and other revenues through licensing and other agreements with sourcing and design companies, wholesale manufacturers, and retailers, including direct response television retailers. IM Topco, LLC, a Delaware limited liability company, was formed on May 11, 2022 and acquired the Isaac Mizrahi trademarks and other intellectual property rights relating thereto through the Membership Interest Purchase Agreement (“MIPA”) dated May 27, 2022 on May 31, 2022.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results could differ significantly from estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and investments with an original maturity of three months or less at the time of initial deposit. The objectives of the Company’s cash management policy are to safeguard and preserve funds, to maintain liquidity sufficient to meet the Company’s cash flow requirements, and to attain a market rate of return. The Company places its cash and cash equivalents in institutions and funds of high credit quality.

Accounts Receivable

Accounts receivable are recorded net of allowances for doubtful accounts, based on the Company’s ongoing discussions with its licensees and other customers and its evaluation of their creditworthiness, payment history, and account aging. Accounts receivable balances deemed to be uncollectible are charged to the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts was zero for December 31, 2023.

Intangible Assets

Intangible assets represent trademarks and license agreements relating to the Isaac Mizrahi brand. The trademarks, which have been determined to be indefinite-lived intangible assets are not amortized, but instead are subject to impairment evaluation. The license agreements, which have been determined to have a finite life, are evaluated for the possibility of impairment when certain indicators are present and are otherwise amortized on a straight-line basis over their estimated useful life. Testing for impairment occurs annually on October 1. The Company accounts for intangible assets and goodwill

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2023

as required by FASB ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”). No impairment charges were recorded during year ended December 31, 2023. The Company capitalizes costs for its successful defense of proprietary trademarks.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 requires a five-step approach to determine the appropriate method of revenue recognition for each contractual arrangement:

Step 1: Identify the Contract(s) with a Customer

Step 2: Identify the Performance Obligation(s) in the Contract

Step 3: Determine the Transaction Price

Step 4: Allocate the Transaction Price to the Performance Obligation(s) in the Contract

Step 5: Recognize Revenue when (or as) the Entity Satisfies a Performance Obligation

The Company has entered into various license agreements for its owned trademarks. Under ASC 606, the Company’s agreements are generally considered symbolic licenses, which contain the characteristics of a right-to-access license since the customer is simultaneously receiving the intellectual property (“IP”) and benefiting from it throughout the license period. The Company assesses each license agreement at inception and determines the performance obligation(s) and appropriate revenue recognition method. As part of this process, the Company applies judgments based on historical trends when estimating future revenues and the period over which to recognize revenue.

The Company generally recognizes revenue for license agreements under the following methods:

1.Licenses with guaranteed minimum royalties (“GMRs”): Generally, GMR payments comprising the transaction price are recognized on a straight-line basis over the term of the contract, as defined in each license agreement.

2.Licenses with both GMRs (fixed revenue) and earned royalties (variable revenue): Earned royalties in excess of GMRs are only recognized when the Company is reasonably certain that the guaranteed minimum payments for the period, as defined in each license agreement, will be exceeded. Additionally, the Company has categorized certain contracts as variable when there is a history and future expectation of exceeding GMRs. The Company recognizes income for these contracts during the period corresponding to the licensee’s sales.

3.Licenses that are sales-based only or earned royalties: Earned royalties (variable revenue) are recognized as income during the period corresponding to the licensee’s sales.

Payments received as consideration for the grant of a license or advanced royalty payments are recorded as deferred revenue at the time payment is received and recognized into revenue under the methods described above.

Contract assets represent unbilled receivables and are presented within accounts receivable, net in the balance sheet. Contract liabilities represent unearned revenues and are presented within the current portion of deferred revenue in the balance sheet.

Significant Contracts

Under the Company’s agreement with QVC, QVC is required to pay the Company fees based on a percentage of its net sales of the Isaac Mizrahi brand. QVC royalty revenue represents a significant portion of the Company’s revenues.

Total revenues from QVC totaled $9.7 million for the year ended December 31, 2023.

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2023

As of December 31, 2023, the Company had receivables from QVC of $1.6 million, representing approximately 74% of the Company’s total receivables, respectively.

Advertising Costs

All costs associated with production for the Company’s advertising, marketing, and promotion are expensed during the periods when the activities take place. All other advertising costs, such as print and online media, are expensed when the advertisement occurs. The Company incurred approximately $0.3 in advertising and marketing costs for the year ended December 31, 2023.

Income Taxes

The Company operates as a limited liability company (“LLC”). As such, the members of the LLC, rather than the Company, are subject to federal and state income taxes.

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Income tax expense is the total of the current-year income tax due or refundable and the change in the deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Pretax book (loss) income of ($1.1) million was recorded at the Company for the year ended December 31, 2023. Refer to Note 5 (Income Taxes) for further details.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of the tax benefit that is greater than fifty percent (50%) likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company reported a net deferred tax liability of $0.7 million as of December 31, 2023. Management is not aware of any issues that could result in significant payments, accruals, or material deviation from its positions.

The Company files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. In general, the statute of limitations of the Company’s U.S. federal tax returns remains open three years after a tax return is filed. The statutes of limitations on the Company’s state and local tax returns may remain open for an additional year depending upon the jurisdiction.

Management has concluded that as a pass-through entity, there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis or tax laws, regulations and interpretations thereof as well as other factors.

Fair Value

ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value and establishes a framework for measuring fair value under U.S. GAAP. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of the Company’s assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2023

Fair Value of Financial Instruments

For the Company’s financial instruments, including cash, accounts receivable, and accounts payable, the carrying amounts approximate fair value due to the short-term maturities of these instruments.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

●	The Company limits its credit risk with respect to cash by maintaining cash balances with high quality financial institutions. At times, the Company’s cash balances may exceed federally insured limits of $250,000.
●	Concentrations of credit risk with respect to accounts receivable are minimal due to the collection history and the outstanding amounts are immaterial compared with total current assets and revenue amounts. Generally, the Company does not require collateral or other security to support accounts receivable.

Recently Issued Accounting Pronouncements

The Company adopted ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” from its inception on May 11, 2022. This ASU removes certain exceptions to the general principles in Topic 740, including, but not limited to, intraperiod tax allocations and interim period tax calculations. The ASU also provides additional clarification and guidance related to recognition of franchise taxes and changes in tax laws. The adoption of this new guidance did not have any impact on the Company’s results of operations, cash flows, and financial condition.

The Company adopted the provisions of Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (as amended by ASU No. 2018-19 in November 2018, ASU No. 2019-05 in May 2019, ASU No. 2019-10 and 2019-11 in November 2019, ASU No. 2020-02 in February 2020, and ASU No. 2022-02 in March 2022) effective January 1, 2023. This ASU requires entities to estimate lifetime expected credit losses for financial instruments, including trade and other receivables, which will result in earlier recognition of credit losses. The adoption of this new guidance did not have a significant impact on the Company’s results of operations, cash flows, or financial condition.

In December 2023, the FASB issued ASU Topic 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2025. Early adoption is permitted. Management does not believe the adoption of ASU 2023-09 will have a material impact on the accompanying unaudited condensed financial statements and disclosures.

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2023

Note 3 - Intangible Assets

Intangible assets, net consist of the following:

	Weighted	December 31, 2023 ($thousands)
	Average
	Amortization	Gross Carrying	Accumulated	Net Carrying
($in thousands)	Period	Amount	Amortization	Amount
Trademarks (indefinite-lived)	NA	$29,384	$—	$29,384
License Agreements (finite-lived)	5.33 years	36,623	10,873	25,750
Total		$66,007	$10,873	$55,134

Amortization expense for the finite-lived intangible assets for the year ended December 31, 2023 was $6.9 million.

As of December 31, 2023, the remaining useful life of the finite-lived assets was 3.75 years. Estimated future amortization expense related to finite-lived intangible assets over the remaining useful lives is as follows:

($in thousands)	Amortization
Year Ending December 31,	Expense
2024	$6,867
2025	6,867
2026	6,866
2027	5,150
Total	$25,750

Note 4 - Capital

The Company is owned by two members: WHP and Xcel. The Company has 1,000 Units authorized, issued, and outstanding; 700 Units are held by WHP and 300 Units are held by Xcel. In accordance with the terms of the governing Limited Liability Company Agreement, each Member shall vote in proportion to its percentage interest of Units held.

Distributions

For the year ended December 31, 2023, the Company made cash distributions to WHP in the amount of $4.9 million There were no distributions made to Xcel.

Profit Interest Plan Equity Compensation

During 2023, the Company compensated certain personnel of the Company through a profit interest plan (the “Equity Plan”) maintained at an equity holder in the Company’s indirect parent company. Under the Equity Plan, employees hold units, which represent an indirect interest in Class B common units of the parent company. The units generally vest either over a period of time and/or based on performance. They also may be subject to accelerated vesting upon a sale of the Company. In each case, vesting of the units is subject to continued participation of the holder through the applicable vesting date as set forth in the applicable unit grant agreement. The Company records the units issued pursuant to the Equity Plans under the framework of ASC-718, Stock Compensation. Compensation costs for the units are measured at fair value on the grant date using the price of the Topco’s Class B common unit based on an internal valuation at the date the Class B common unit is granted, and expense is recognized on a straight-line basis over the vesting period of the award.

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2023

Note 5 - Income Taxes

The Company operates as an LLC. As such, the members of the LLC, rather than the Company, are subject to federal and state income taxes. The Company is subject to New York City unincorporated business taxes.

Earnings before taxes consisted of the following for the year ended December 31, 2023:

PreTax Book Loss	$(1,079)

Components of the Company’s income tax provision for the year ended December 31, 2023are as follows:

($ in thousands)
Income Tax Expense (Benefit)

Current:
Federal	—
NYC Unincorporated Business Tax	105

Total Current Tax Expense (Benefit)	105

Deferred and Other:
Federal	—
NYC Unincorporated Business Tax	(148)

Total Deferred Tax Expense (Benefit)	(148)

Net Tax Benefit	$(43)

The tax effects of temporary differences that have resulted in the creation of a deferred tax liability consisted of the following at December 31, 2023:

($ in thousands)
Deferred tax liabilities
Intangible Assets	$(662)
Total deferred tax liabilities	$(662)

A reconciliation between actual income taxes and the federal statutory rate for the year ended December 31, 2023 is as follows:

Reconcilation
Statutory	(227)
NYC Unincorporated Business Tax	(43)
Pass Through	227
Net Tax Benefit	(43)

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2023

Note 6 - Commitments and Contingencies

Legal Proceedings

From time to time, the Company is involved in legal matters arising in the ordinary course of business. While the Company believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is, or could be, involved in litigation will not have a material adverse effect on its business, financial condition, results of operations, or cash flows. Contingent liabilities arising from potential litigation are assessed by management based on the individual analysis of these proceedings and on the opinion of the Company’s lawyers and legal consultants. There have been no provisions recorded for the period ended December 31, 2023.

Loss Contingencies

The Company recognizes contingent losses that are both probable and estimable. In this context, probable means circumstances under which events are likely to occur. The Company records legal costs pertaining to contingencies as incurred. There were no contingent losses recognized as of December 31, 2023.

Employment and Consulting Agreements

The Company has employment contracts and a consulting agreement with a key employee. The future minimum payments under these contracts are as follows:

Employment
($in thousands)	Contract
Year Ended December 31,	Payments
2024	$3,000

Note 7 - Related Party Transactions

WHP

On May 31, 2022, the Company entered into a services agreement with WHP pursuant to which WHP provides certain services to the Company. During the year ended December 31, 2023, the Company paid WHP a fee of $0.6 million for such services.

From time to time, the Company has cash transactions with WHP. If the transaction is not recorded as a member distribution, the Company records the transaction as an intercompany liability or receivable. The nature of these transactions are typically expenses of the Company paid by WHP. As of December 31, 2023, the Company recorded a current liability $0.05 million.

Xcel

On May 31, 2022 and amended on November 12, 2023, the Company entered into a services agreement with Xcel pursuant to which Xcel provides certain services to the Company. During the year ended December 31, 2023, the Company paid Xcel a fee of $0.2 million for such services.

On May 31, 2022, the Company entered into a license agreement with XL CT MFG, LLC (“XL CT”), a wholly-owned subsidiary of Xcel, pursuant to which the Company granted XL CT a license to use certain Isaac Mizrahi trademarks on and in connection with the design, manufacture, distribution, sale, and promotion of women’s sportswear products in the United States and Canada during the term of the agreement, in exchange for the payment of royalties in connection therewith. The initial term of this agreement ends December 31, 2026, and provides for guaranteed royalties of $0.4 million

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2023

per year from XL CT. The agreement was terminated in December 2022 and replaced by an agreement with a new, 3rd party apparel licensee (“Licensee”). Xcel is responsible for any differential payments made between the Licensee and the guaranteed royalties of the Xcel license agreement. During the year ended December 31, 2023, the Company recorded royalty income of approximately $0.3 million from Xcel.

Note 8 – Prior Period Adjustment

A prior period adjustment was made to record $0.93 million income tax expense relating to intangible assets and income tax payable at December 31, 2022, restating income taxes payable of $0.12 million and deferred tax liabilities of $0.81 million.

Note 9 - Subsequent Events

Service Agreement Fees

On April 12, 2024, the Company and Xcel entered into the 2nd amendment of the May 31, 2022 service agreement maintaining the annual service fees at $0.2 million.

2024 IP Impairment Assessment

During the period from January 1, 2024 to September 30, 2024, the Company’s largest licensee reported to the Company a significant decline in the gross sales of Isaac Mizrahi branded product subject to royalties compared to the prior year period. The most significant declines began during June 2024. As a material source of revenue to the Company, these results may indicate a quantitative impairment assessment under ASC 350 and potential impairment of the brand and contract related intangible assets in the fiscal year 2024. The Company has not yet conducted its annual impairment analysis for the 2024 fiscal year, which will be performed in the fourth quarter of 2024.